

07006850

ES
E COMMISSION
20549

3/7/07

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC FILE NUMBER
8- 51301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPI BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SC

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 4/16

Eisner

Eisner LLP
Accountants and Advisors
750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
CPIBD, LLC
New York, New York

We have audited the accompanying statement of financial condition of CPIBD, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 27, 2007

CPIBD, LLC

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	**$ 27,990**
Fees receivable	**111,192**
Due from parent	**143,939**
	$ 283,121
LIABILITIES	
Accrued expenses	**$ 60,596**
MEMBER'S CAPITAL	**222,525**
	$ 283,121

See notes to financial statements

CPIBD, LLC

Statement of Operations
Year Ended December 31, 2006

Revenue	
Fee income (net of associated fees)	$ 67,759
Other income	9,000
	76,759
Expenses:	
Operating expenses	14,205
Professional fees	5,000
Other expenses	1,573
	20,778
Net income	$ 55,981

See notes to financial statements

CPIBD, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2006

Member's capital - December 31, 2005	**$ 165,544**
Capital contribution	**1,000**
Net income	**55,981**
Member's capital - December 31, 2006	**$ 222,525**

See notes to financial statements

CPIBD, LLC

Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 55,981
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Due from parent	6,796
Accounts receivable	(111,192)
Accrued expenses	55,596
Net cash used in operating activities	7,181
Cash flows from financing activities:	
Capital contributions	1,000
Net increase in cash	8,181
Cash - beginning of year	19,809
Cash - end of year	$ 27,990

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

CPIBD, LLC (the "Company") is a wholly-owned subsidiary of Compass Advisers, LLP ("CPA"). The Company is a Delaware Limited Liability Company and a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company provides advisory services and arranges for the private placement of securities for institutional clients' transactions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue recognition:

The Company receives placement fees from an unaffiliated investment company. The fees are recorded on the accrual basis net of any associated payouts due to consultants.

[2] Cash:

Cash is held at a bank in a demand deposit account.

[3] Use of estimates:

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

As a single-member limited liability company, the Company is not subject to Federal, state or local income taxes. Rather, all items of taxable income, expense, gain and loss pass through to and are reported by its parent, CPA. For this reason the Company does not accrue for income taxes.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of $22,990, which was $17,990 in excess of its required net capital of $5,000.

The Company claims exemption from the reserve requirements under SEC Rule 15c3-3(k)(2)(i).

NOTE E - RELATED PARTY TRANSACTIONS

Certain intercompany costs and fees are settled through due to and due from parent accounts in the accompanying statement of financial condition. The parent, CPA, absorbs certain direct and indirect administrative costs on behalf of the Company, and the Company relies upon CPA's financial capacity to fund operations. There is no guarantee that CPA will continue to have the financial capacity to fund the Company's operations. Direct costs incurred have been expensed in the statement of income. During 2006, the Company charged CPA service fees of $9,000 that is included in revenues in the accompanying statement of operations.

SUPPLEMENTARY INFORMATION

CPIBD, LLC

Schedule of Computation of Net Capital
December 31, 2006

Total member's capital	$ 222,525
Fees receivable (net of accrued associated fees of $55,596)	(55,596)
Due from parent	(143,939)
Net capital	**$ 22,990**
Computation of minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	**$ 5,000**
Excess net capital	**$ 17,990**
Ratio of aggregate indebtedness to net capital	**3.37 to 1**
Aggregate indebtedness	**$ 60,596**

Reconciliation with Company's computation (included in Part II of Form X-17A-5 of December 31, 2006):

Net capital, as reported in Company's Part II (unaudited)	$ 78,586
Difference - Adjustment for fees receivable	(55,596)
Net capital per above	**$ 22,990**

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member
CPIBD, LLC

In planning and performing our audit of the financial statements and supplemental schedule of CPIBD, LLC (the "Company") as of and for the period ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

[2] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of CPIBD, LLC to achieve all the divisions of duties and cross-checks generally included in internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 27, 2007

END